UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Globavend Holdings Limited (the “Company”), a Cayman Islands exempted company, held its extraordinary general meeting of the shareholders of the Company (the “EGM”) on September 12, 2025, at 9:00 a.m. (Eastern Time) by way of a virtual shareholders meeting conducted exclusively via a live audio and video webcast. Shareholders holding a total of 99,295 shares of the Company, including the Company’s ordinary shares (the “Ordinary Shares”) and management shares (the “Management Shares”), which represented 98.59% of the total voting rights of the issued voting shares in the Company as of the record date of August 27, 2025 entitled to vote on the resolutions proposed at the EGM, were present in person or by proxy, which constituted a quorum and voted at the meeting . Each Ordinary Share is entitled to one vote and each Management Share is entitled to one million votes. The final voting results for each resolution submitted to a vote of shareholders, voting as a single class, at the EGM are as follows:

1. “THAT AS A SPECIAL RESOLUTION with effect from the closing of the EGM:-

(a) the authorized share capital of the Company be increased from US$2,000,000 divided into 10,000,000 shares of US$0.20 par value each to US$100,000,000 divided into 500,000,000 shares of US$0.20 par value each (the “Increase”);

(b) save for 100 shares of US$0.20 par value each which have been designated as management shares carrying 1,000,000 votes each pursuant to written resolutions of the board of directors of the Company dated August 27, 2025, the designation of existing issued shares of US$0.20 par value each of the Company as ordinary shares shall remain unchanged; and

(c) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

The proposed special resolution was approved as follows:

For	Against	Abstain
100,016,228 (99.92%)	78,975 (0.08%)	3,992 (0.00%)

2. “THAT AS A SPECIAL RESOLUTION, subject to approval of special resolution no.1, with effect from the close of the EGM:

(a) the third amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing second amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline when the adoption takes effect), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum of association and articles of association of the Company;

(b) each Director of the Company be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(c) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

The proposed special resolution was approved as follows:

For	Against	Abstain
100,023,796 (99.92%)	71,126 (0.07%)	4,273 (0.00%)

Annex I that sets out the form of the New M&A has been attached to the Company’s report of foreign private issuer on Form 6-K furnished on September 2, 2025 as Exhibit 99.3, and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: September 17, 2025

3